Mail Stop 0510
March 2, 2005

By U.S. mail and facsimile to (949)609-0954

Mr. Michael Davies
Chief Financial Officer, Reclamation Consulting and Applications,
Inc.
23832 Rockfield Blvd., Suite 275
Lake Forest, CA 92630

Re:	Reclamation Consulting and Applications, Inc.
      Form 10-KSB for the fiscal year ended June 30, 2004
      File No. 0-29881

Dear Mr. Davies:

We have reviewed these filings and have the following comments.
If
you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


10-KSB for the Period Ended June 30, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. Your 1934 Exchange Act filings should use 0-29881 as the commission file number.

3. In reviewing your filings we note situations where information contained in your financial statements did not agree with financial disclosures provided in your management discussion and analysis.
Please proofread your filing prior to submission.

Trade Secrets, Patents and Trademarks, page 4

4. Please disclose the status of your domestic and international patents pending. See Item 101(8) of Regulation S-B.

Raw Materials, page 4

5. You indicate that your products require a raw material that is difficult to obtain and is sourced from one supplier. Please disclose the potential impact, if material, of this situation on your future operations and name of the supplier. See Item 101 (5) of Regulation S-B.

Market for Common Equity and Related Stockholder Matters, page 6

6. As indicated in Item 201 (a) (iii) of Regulation S-B, you are only required to provide information for each quarter within the last two fiscal years. Please provide information concerning your holders, dividends and securities authorized for issuance under equity compensation plans as required under Item 201 (b), (c) and (d).

Liquidity and Capital Resources, page 7

7. Provide a more detailed description of activities that provide or use cash in operating, investing and financing activities. In the discussion of operating cash flows, address the impact of and reasons for changes in working capital components. Refer to SEC Release 33-
8350 dated December 19, 2003.

8. Please tell us and disclose more information about the operating letter of credit you have secured with Canvasback Company Limited. Your subsequent quarterly filings do not provide information concerning this financing source.

Statements of Stockholders` Deficit, page F-4

9. Please tell us what authoritative accounting literature on which you based the recording of transactions in the "Stock to be issued" section of the statement.

Statement of Operations, page F-3

10. Please tell us the expense categories and related amounts comprising your total operating expenses for 2004.

Note 5-Property and Equipment, page F-10

11. Please tell us more about your equipment sale to North
American
Systems during fiscal 2004 and then the subsequent agreement to acquire 100% ownership in the machinery, operating systems and manuals. Tell us how these transactions were accounted for and if North American Systems is a related party.


Note 10-Major Customers and Concentration of Credit Risk, page F-
12

12. You indicate that 2004 total sales to two major customers was $321,239; however, net revenue per your statement of operations was
$289,218. Please tell us how sales to these two customers are greater than total net revenue per your statement of operations. Please tell us what payment terms you have offered to these major customers. We note that your entire receivable balance is owed by North American Systems Inc. Please tell us what portion of this receivable balance is represented by product sales.

Note 12 - Stockholder`s Equity, page F-13

13. Please disclose the weighted-average grant-date fair market value of options granted during 2004 and 2003. If the exercise prices of the options differ from the market price of the stock on the grant date, weighted-average exercise prices and weighted-average fair values of options should be disclosed separately for options whose exercise price (1) equals, (2) exceeds, or (3) is less than the market price of the stock on the grant date. Refer to paragraph 47(b) of SFAS 123.

Note 14-Litigation, page F-16

14. Please tell us how you accounted for the exchange of 200,000 shares of your common stock relating to the settlement of the lawsuit brought by two of your former employees.

Item 11-Security Ownership of Certain Beneficial Owners and
Management, page 11

15. Please include all items required by Item 403 of Regulations
S-B,
including percent of class.

Controls and Procedures

16. Please provide the information required by Items 307 and 308(d)
of Regulation S-B.

Code of Ethics

17. Disclose whether you have adopted a code of ethics that applies to your principal executive, principal financial officer, principal accounting officer or controller, or persons performing similar functions as required by Item 406 or Regulation S-B.

Item 14.-Principal Accountant Fees and Services

18. Disclose, under the caption "Audit Fees", the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of your annual financial statements and review of financial statements included in your Form 10-KSB or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years as required by Item 9(e)(1) of
Schedule 14A.


Certifications-Exhibit 31.1 and 31.2

19. Please amend your certifications to conform the language to Item
601 (31) of Regulation S-B.
10-QSB for the Period Ended December 31, 2004

Note 7-Notes Payable-Related Parties, page F-6

20. You indicate that you have a note payable to a related party which was due on November 30, 2004. Please tell us what the status of that payable is and why it was not repaid by the due date.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 824-5459 or to the undersigned at (202) 824-5373.

Sincerely,


John Cash
Accounting Branch Chief
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Reclamation Consulting and Applications, Inc.
Form 10-KSB
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE